PA141
ALLSTATE LIFE INSURANCE COMPANY
(herein called "we" or "us")
Withdrawal Charge Option Rider 1
This Rider was issued because you selected the Withdrawal Charge Option Rider 1. This rider modifies the benefit provided by your Contract, to the extent described below, and the charge for this rider is in addition to charges defined in your Contract.
As used in this Rider, "Contract" means the Contract or Certificate to which this rider is attached.
The annualized Mortality and Expense Risk Charge for this rider is .10%
The following provisions of your Contract are modified as follows:
I. Withdrawal Charge A Withdrawal Charge may be assessed on certain withdrawals. For purposes of assessing the Withdrawal Charge, we assume that purchase payments are withdrawn first, beginning with the oldest payment. When all purchase payments have been withdrawn, additional withdrawals will not be assessed a Withdrawal Charge.
Withdrawals during the Accumulation Phase in excess of the Free Withdrawal Amount will be subject to a Withdrawal Charge as follows:
Payment Year: 1 2 3 4 and Later
Percentage: 7% 6% 5% 0%
For each purchase payment withdrawal, the "Payment Year" in the table above is the 365 day year (366 days for a leap year) beginning on the date we receive the purchase payment. The Withdrawal Charge is determined by multiplying the percentage corresponding to the Payment Year in the table above and the amount of each purchase payment withdrawal that is in excess of the Free Withdrawal Amount.
II. Payout Withdrawal Charge For purposes of assessing the Payout Withdrawal Charge, we assume that purchase payments are withdrawn first, beginning with the oldest payment. When all purchase payments have been withdrawn, additional withdrawals will not be assessed a Payout Withdrawal Charge.
Payout Withdrawals will be subject to a Payout Withdrawal Charge as follows:
Payment Year: 1 2 3 4 and later
Percentage: 7% 6% 5% 0%
For each purchase payment withdrawal, the "Payment Year" in the table is the 365 day period (366 days for a leap year) beginning on the date we receive the purchase payment. The Payout Withdrawal Charge is determined by multiplying the percentage corresponding to the Payment Year in the table above by the amount of each purchase payment withdrawal.
Regularly scheduled Income Payments are never subject to a Payout Withdrawal Charge.
III. The annualized Mortality and Expense Risk Charge, for this rider, is shown on page 1 of this rider. After the Rider Date, the Mortality and Expense Risk Charge for this rider will never change.
IV. Withdrawal Charge Option Rider 1 cannot be terminated unless the Contract is terminated.
Except as amended by this rider, the Contract remains unchanged.

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Secretary Chairman and Chief Executive Officer